Exhibit 99.2

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax      : +91 40 4900 2999

Email   : mail@drreddys.com

www.drreddys.com

DR. REDDY’S LABORATORIES LIMITED

Unaudited consolidated financial results of Dr. Reddy’s Laboratories Limited and its subsidiaries for the quarter and nine months ended 31 December 2024 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB)

All amounts in Indian Rupees millions

		Quarter ended			Nine months ended		Year ended
Sl. No.	Particulars	31.12.2024	30.09.2024	31.12.2023	31.12.2024	31.12.2023	31.03.2024
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1	Revenues	83,586	80,162	72,148	240,475	208,334	279,164
2	Cost of revenues	34,534	32,393	29,945	97,310	86,210	115,557
3	Gross profit (1 - 2)	49,052	47,769	42,203	143,165	122,124	163,607
4	Selling, general and administrative expenses	24,117	23,007	20,228	69,815	56,725	77,201
5	Research and development expenses	6,658	7,271	5,565	20,122	15,996	22,873
6	Impairment of non-current assets, net	(4)	924	110	925	176	3
7	Other income,net	(439)	(984)	(967)	(1,893)	(3,543)	(4,199)
	Total operating expenses	30,332	30,218	24,936	88,969	69,354	95,878
8	Results from operating activities [(3) - (4 + 5 + 6 + 7)]	18,720	17,551	17,267	54,196	52,770	67,729
	Finance income	798	2,312	1,357	4,545	4,090	5,705
	Finance expense	(818)	(757)	(394)	(2,173)	(1,118)	(1,711)
9	Finance (expense)/income,net	(20)	1,555	963	2,372	2,972	3,994
10	Share of profit of equity accounted investees, net of tax	42	61	27	162	112	147
11	Profit before tax (8 + 9 + 10)	18,742	19,167	18,257	56,730	55,854	71,870
12	Tax expense,net	4,704	5,752	4,468	15,357	13,240	16,186
13	Profit for the period/year (11 -12)	14,038	13,415	13,789	41,373	42,614	55,684

	Attributable to:
	Equity holders of the parent company	14,133	12,553	13,789	40,606	42,614	55,684
	Non-controlling interests	(95)	862	-	767	-	-

14	Earnings per equity share attributable to equity shareholders of parent
	Basic earnings per share of Re.1/- each	16.96	15.07	16.56	48.75	51.23	66.93
	Diluted earnings per share of Re.1/- each	16.94	15.05	16.54	48.68	51.14	66.81
		(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

Segment information	All amounts in Indian Rupees millions

		Quarter ended			Nine months ended		Year ended
Sl. No.	Particulars	31.12.2024	30.09.2024	31.12.2023	31.12.2024	31.12.2023	31.03.2024
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue:
	a) Pharmaceutical Services and Active Ingredients	10,221	11,030	10,390	31,560	29,054	40,580
	b) Global Generics	73,753	71,576	63,095	214,187	184,262	245,453
	c) Others	1,614	179	1,214	2,005	2,490	3,910
	Total	85,588	82,785	74,699	247,752	215,806	289,943
	Less: Inter-segment revenues	2,002	2,623	2,551	7,277	7,472	10,779
	Net revenues	83,586	80,162	72,148	240,475	208,334	279,164

2	Segment results:
	Gross profit from each segment
	a) Pharmaceutical Services and Active Ingredients	2,353	2,518	2,306	6,639	4,569	6,919
	b) Global Generics	45,219	45,162	39,075	134,899	116,335	154,268
	c) Others	1,480	89	822	1,627	1,220	2,420
	Total	49,052	47,769	42,203	143,165	122,124	163,607
	Less: Selling and other un-allocable expenditure, net of other income	30,310	28,602	23,946	86,435	66,270	91,737
	Total profit before tax	18,742	19,167	18,257	56,730	55,854	71,870

Global Generics segment includes operations of Biologics business. Inter-segment revenues represent sale from Pharmaceutical Services and Active Ingredients to Global Generics and Others at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities, treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	The above statement of unaudited consolidated financial results of Dr.Reddy’s Laboratories Limited (“the Company”), which have been prepared in accordance with recognition and measurement principles of IAS 34 as issued by the International Accounting Standards Board (IASB) and were reviewed and recommended by Audit Committee and approved by the Board of Directors at their meetings held on 23 January 2025. The Auditors have carried out a limited review on the unaudited consolidated financial results and issued an unmodified report thereon.

2	“Revenues” for the quarter and nine months ended 31 December 2024 includes an amount of Rs.1,266 million received as a milestone payment upon U.S.FDA approval of DFD 29, in accordance with the license and collaboration agreement dated 29 June 2021 with Journey Medical Corporation. This transaction pertains to the Company’s Others segment.

3	During the quarter and nine months ended 31 December 2024, an amount of Rs.841 million and Rs.2,556 million, respectively, and during the quarter and nine months ended 31 December 2023, an amount of Rs.1,148 million and Rs.3,422 million, respectively, representing government grants has been accounted as a reduction from cost of revenues.

4	“Impairment of non-current assets, net” recorded during the nine months ended 31 December 2024 includes an amount of Rs.907 million pertaining to Haloette® (a generic equivalent to Nuvaring®), a product-related intangible, due to constraints on procurement of the underlying product from its contract manufacturer, resulting in a lower recoverable value compared to the carrying value. This impairment charge pertains to the Company’s Global Generics segment.

5

“Other income, net” for the year ended 31 March 2024 includes:

a. Rs.540 million recognised, in April 2023, pursuant to settlement agreement with Janssen Group in settlement of the claim brought in the Federal Court of Canada by the Company and its affiliates for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of Zytiga®(Abiraterone).

b. Rs.984 million recognised in September 2023 pursuant to settlement of product related litigation by the Company and its affiliates in the United Kingdom.

These transactions pertains to the Company’s Global Generics segment.

6	Pursuant to the amendment in The Finance Act 2024, resulting in withdrawal of indexation benefit on long-term capital gain, the Company has written off Deferred Tax Asset amounting to Rs.482 million, created in earlier periods on land, during the nine months ended 31 December 2024.

7

On 25 April 2024, the Company entered into an agreement with Nestlé India Limited (“Nestlé India”) for the manufacturing, development, promotion, marketing, sale, distribution, and commercialization of nutraceutical products and supplements in India, as well as other mutually agreed geographies. These operations will be carried out by Dr. Reddy’s Nutraceuticals Limited, established on 14 March 2024. The entity was later renamed as Dr. Reddy’s and Nestlé Health Science Limited (the “Nutraceuticals subsidiary”) on 13 June 2024.

Upon completion of the closing conditions, the transaction concluded on 01 August 2024. Consequently, the Company has made an additional investment of Rs.7,340 million in its Nutraceuticals subsidiary, with corresponding infusion from Nestlé India amounting to Rs.7,056 million resulting in a revised shareholding pattern of 51:49 between the Company and Nestlé India. Subsequently, Nutraceuticals subsidiary had purchased the portfolio of nutraceutical products and supplements from Nestlé India for a consideration of Rs.2,231 million. The acquired portfolio consists of Product licenses, sales and marketing teams, contract manufacturers and employees.

Based on fair valuation, the company had allocated purchase consideration and recognized Product licenses and other intangibles of Rs.1,982 million, property, plant and equipment and current assets of Rs.43 million and Goodwill of Rs.207 million.

Upon Closing, the Company had also transferred its nutraceuticals and supplements portfolio to the Nutraceuticals subsidiary as a common control transfer of business. This acquisition pertains to the Company’s Global Generics segment.

Profit after tax attributable to Non-controlling interest for nine months ended 31 December 2024, has arisen primarily on recognition of deferred tax asset on account of transfer of business from parent company to Nutraceuticals subsidiary. As at 31 December 2024, share of 49% held by Nestlé India is recorded under Non-controlling interest of Rs.3,844 million.

8

Business purchase agreement with Haleon:

On 26 June 2024, the Company entered into definitive agreement with Haleon UK Enterprises Limited (“Haleon”) to acquire Haleon’s global portfolio outside of the United States of consumer healthcare brands in the Nicotine Replacement Therapy category (“NRT Business”).

The definitive agreement for the acquisition of this NRT Business from Haleon includes the transfer of intellectual property, employees, agreements with commercial manufacturing organization, marketing authorizations and other assets relating to the commercialization of four brands - i.e., Nicotinell, Nicabate, Thrive, and Habitrol. The acquisition is inclusive of all formats such as lozenge, patch, spray and/or gum in all applicable global markets outside of the United States.

The closing conditions were met, and the transaction was completed on 30 September 2024.

Upon Completion, the company acquired the shares of Northstar Switzerland SARL from Haleon for an upfront cash payment of Rs.51,407 million (GBP 458 million). An additional consideration of up to Rs.4,714 million (GBP 42 million) is payable which is contingent upon achieving agreed-upon sales targets in Calender years 2024 and 2025, bringing the total potential consideration to Rs.56,121 million (GBP 500 million).

The Company completed the provisional allocation of purchase price. The fair value of consideration transferred is Rs.55,897 million (GBP 498 million). Based on fair valuation, the Company recognised Intangibles (Brands) of Rs.54,920 million (GBP 488.80 million), Deferred tax liabilities of Rs.8,469 million (GBP 75.45 million) and Goodwill of Rs.7,249 million (GBP 64.58 million). This acquisition pertains to the Company’s Global Generics segment.

Further, The company executed a forward exchange contract to hedge its exposure to the payment made in GBP. Upon maturity, hedge gain of Rs. 2,197 million (GBP 20 million) was reclassified from the cash flow hedge reserves and has been adjusted in consideration paid upon closing of the transaction.

Acquisition related costs amounting to Rs.1,017 and Rs.280 were recognised as expenses under “Selling, general and administrative expenses” during the nine months ended 31 December 2024 and the year ended 31 March 2024, respectively.

This marketing authorisation will transition gradually into the Company in a phased approach between April 2025 and February 2026. During transition period, Haleon group will provide distribution and related services in the markets, facilitating successful integration of the business across various geographies into the Company.

The amount of revenue and profit before tax (derived after amortisation of NRT brands and integration expense) pertaining to the business acquired from Haleon since the acquisition date (i.e., September 30, 2024) was Rs.6,049 (GBP 56.3 million) and Rs.1,240 ( GBP 11.3 million) respectively, during the three months ended December 31, 2024.

9

The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company’s Board of Directors. On 6 July 2021, the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.

The Company has continued to engage with the SEC and DOJ, including through submissions and presentations regarding the initial complaint and additional complaints relating to other markets, and in relation to its Global Compliance Framework, which includes enhancement initiatives undertaken by the Company, and the Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government or regulatory enforcement actions against the Company in the United States and/or foreign jurisdictions and can also lead to civil and criminal sanctions under relevant laws, the outcomes, including liabilities, are not reasonably ascertainable at this time.

10	The Company considered the uncertainties relating to the escalation of conflict in the middle east, and duration of military conflict between Russia and Ukraine, in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. Based on its judgments, estimates and assumptions, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets. The Company will continue to closely monitor any material changes to future economic conditions.

11

The Board of Directors of the Company at their meeting held on 27 July 2024 have approved the sub-division/ split of each equity share having a face value of Rupees five each, fully paid-up, into five equity shares having a face value of Rupee One each, fully paid-up (the “stock split”), by alteration of the capital clause of the Memorandum of Association of the Company. Further, each American Depositary Share (ADS) of the Company will continue to represent one underlying equity share as at present and, therefore, the number of ADSs held by an American Depositary Receipt(ADR) holder would consequently increase in proportion to the increase in number of equity shares.

On 12 September 2024, the approval of the shareholders of the Company was obtained through a postal ballot process with a requisite majority.

Consequently w.e.f. record date of 28 October 2024, the authorized share capital, the paid up share capital and the treasury shares were sub-divided into five equity shares having a face value of Rupee One each. As on 31 December 2024, the closing number of shares fully paid up and treasury shares were 834,424,050 and 1,302,980 respectively.

Post stock split, the number of each stock option vested and unvested and not exercised as on the record date were sub-divided into five options and the exercise price was proportionately adjusted.

The effect of stock split was considered in the computation of basic and diluted EPS for the quarter and nine months ended 31 December 2024 and prior periods have been restated considering face value of Rupee One each in accordance with IAS 33- “Earnings per Share” and rounded off to the nearest decimals.

By order of the Board

For Dr. Reddy’s Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 23 January 2025	Co-Chairman & Managing Director